UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

963025606
(CUSIP Number)

Bradley J. Schafer 900 North Third Street Minneapolis, MN 55401 Telephone Number: (612) 359-5840
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 5, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025606	13D	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SR Equity Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
798,539 (1) (2)

	9	SOLE DISPOSITIVE POWER
0 (1)

	10	SHARED DISPOSITIVE POWER
798,539 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
798,539 (1) (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.14%(1)(2)(3)

14	TYPE OF REPORTING PERSON* (see instructions)
PN

(1) Includes (i) 5,889 shares of Series B Convertible Preferred Stock, no par value per share, of the Issuer (the “Series B Preferred”) and (ii) 11,327 shares of Series D Cumulative Convertible Preferred Stock, no par value per share, of the Issuer (the “Series D Preferred”) held by Ventures. The shares of Series B Preferred are subject to (y) mandatory conversion based upon certain trading day volume-weighted average closing prices of the Common Stock, par value $0.01 per share (the “Shares”), and (z) optional conversion, at any time, at the discretion of the Series B Preferred holder, and each, if triggered, will result in each share of Series B Preferred converting into Shares at a conversion price equal to $40.00 per Share (3,681 Shares). The shares of Series D Preferred are subject to optional conversion, at any time, at the discretion of the holder of the Series D Preferred, whereby each share of Series D Preferred is converted into Shares at an initial conversion rate of $16.96 per Share (16,696 Shares). See the Amended and Restated Articles of Incorporation, Supplementary Articles, and Bylaws of the Issuer, each, as amended and restated from time to time, for applicable conversion mechanisms set forth in the foregoing.

(2) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. Smith, Malladi, Collins, Wodka, Gallivan and Ceurvorst are not members of Ventures, and, therefore, do not share the voting and dispositive power with regard to the Shares held by Ventures.

(3) Based on 9,793,494 Shares of the Issuer outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2022, plus 20,377 Shares that could result from exercising the optional conversion feature of the Series B Preferred and Series D Preferred held by Ventures.

CUSIP No. 963025606	13D	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bradley J. Schafer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0 (1)(2)

	8	SHARED VOTING POWER
798,539 (1)(2)

	9	SOLE DISPOSITIVE POWER
0 (1)(2)

	10	SHARED DISPOSITIVE POWER
798,539 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
798,539 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.95% (1)(2)(3)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Includes (i) 5,889 shares of Series B Preferred and (ii) 11,327 shares of Series D Preferred held by Ventures. The shares of Series B Preferred are subject to (y) mandatory conversion based upon certain trading day volume-weighted average closing prices of the Shares and (z) optional conversion, at any time, at the discretion of the Series B Preferred holder, and each, if triggered, will result in each share of Series B Preferred converting into Shares at a conversion price equal to $40.00 per Share (3,681 Shares). The shares of Series D Preferred are subject to optional conversion, at any time, at the discretion of the holder of the Series D Preferred, whereby each share of Series D Preferred is converted into Shares at an initial conversion rate of $16.96 per Share (16,696 Shares). See the Amended and Restated Articles of Incorporation, Supplementary Articles, and Bylaws of the Issuer, each, as amended and restated from time to time, for applicable conversion mechanisms set forth in the foregoing.

(2) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. Smith, Malladi, Collins, Wodka, Gallivan and Ceurvorst are not members of Ventures, and, therefore, do not share the voting and dispositive power with regard to the Shares held by Ventures.

(3) Based on 9,793,494 Shares of the Issuer outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2022, plus 20,377 Shares that could result from exercising the optional conversion feature of the Series B Preferred and Series D Preferred held by Ventures.

CUSIP No. 963025606	13D	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steven G. Norcutt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		66,540

	8	SHARED VOTING POWER
798,539 (1)(2)

	9	SOLE DISPOSITIVE POWER
66,540

	10	SHARED DISPOSITIVE POWER
798,539 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
865,079 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.81% (1)(2)(3)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Includes (i) 5,889 shares of Series B Preferred and (ii) 11,327 shares of Series D Preferred held by Ventures. The shares of Series B Preferred are subject to (y) mandatory conversion based upon certain trading day volume-weighted average closing prices of the Shares and (z) optional conversion, at any time, at the discretion of the Series B Preferred holder, and each, if triggered, will result in each share of Series B Preferred converting into Shares at a conversion price equal to $40.00 per Share (3,681 Shares). The shares of Series D Preferred are subject to optional conversion, at any time, at the discretion of the holder of the Series D Preferred, whereby each share of Series D Preferred is converted into Shares at an initial conversion rate of $16.96 per Share (16,696 Shares). See the Amended and Restated Articles of Incorporation, Supplementary Articles, and Bylaws of the Issuer, each, as amended and restated from time to time, for applicable conversion mechanisms set forth in the foregoing.

(2) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. Smith, Malladi, Collins, Wodka, Gallivan and Ceurvorst are not members of Ventures, and, therefore, do not share the voting and dispositive power with regard to the Shares held by Ventures.

(3) Based on 9,793,494 Shares of the Issuer outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2022, plus 20,377 Shares that could result from exercising the optional conversion feature of the Series B Preferred and Series D Preferred held by Ventures.

CUSIP No. 963025606	13D	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
N. Christopher (Kit) Richardson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		34,549

	8	SHARED VOTING POWER
798,539 (1)(2)

	9	SOLE DISPOSITIVE POWER
34,549

	10	SHARED DISPOSITIVE POWER
798,539 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
833,088 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.49% (1)(2)(3)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Includes (i) 5,889 shares of Series B Preferred and (ii) 11,327 shares of Series D Preferred held by Ventures. The shares of Series B Preferred are subject to (y) mandatory conversion based upon certain trading day volume-weighted average closing prices of the Shares and (z) optional conversion, at any time, at the discretion of the Series B Preferred holder, and each, if triggered, will result in each share of Series B Preferred converting into Shares at a conversion price equal to $40.00 per Share (3,681 Shares). The shares of Series D Preferred are subject to optional conversion, at any time, at the discretion of the holder of the Series D Preferred, whereby each share of Series D Preferred is converted into Shares at an initial conversion rate of $16.96 per Share (16,696 Shares). See the Amended and Restated Articles of Incorporation, Supplementary Articles, and Bylaws of the Issuer, each, as amended and restated from time to time, for applicable conversion mechanisms set forth in the foregoing.

(2) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. Smith, Malladi, Collins, Wodka, Gallivan and Ceurvorst are not members of Ventures, and, therefore, do not share the voting and dispositive power with regard to the Shares held by Ventures.

(3) Based on 9,793,494 Shares of the Issuer outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2022, plus 20,377 Shares that could result from exercising the optional conversion feature of the Series B Preferred and Series D Preferred held by Ventures.

CUSIP No. 963025606	13D	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Evan C. Richardson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		3,500

	8	SHARED VOTING POWER
798,539 (1)(2)

	9	SOLE DISPOSITIVE POWER
3,500

	10	SHARED DISPOSITIVE POWER
798,539 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
802,039 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.17% (1)(2)(3)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Includes (i) 5,889 shares of Series B Preferred and (ii) 11,327 shares of Series D Preferred held by Ventures. The shares of Series B Preferred are subject to (y) mandatory conversion based upon certain trading day volume-weighted average closing prices of the Shares and (z) optional conversion, at any time, at the discretion of the Series B Preferred holder, and each, if triggered, will result in each share of Series B Preferred converting into Shares at a conversion price equal to $40.00 per Share (3,681 Shares). The shares of Series D Preferred are subject to optional conversion, at any time, at the discretion of the holder of the Series D Preferred, whereby each share of Series D Preferred is converted into Shares at an initial conversion rate of $16.96 per Share (16,696 Shares). See the Amended and Restated Articles of Incorporation, Supplementary Articles, and Bylaws of the Issuer, each, as amended and restated from time to time, for applicable conversion mechanisms set forth in the foregoing.

(2) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. Smith, Malladi, Collins, Wodka, Gallivan and Ceurvorst are not members of Ventures, and, therefore, do not share the voting and dispositive power with regard to the Shares held by Ventures.

(3) Based on 9,793,494 Shares of the Issuer outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2022, plus 20,377 Shares that could result from exercising the optional conversion feature of the Series B Preferred and Series D Preferred held by Ventures.

CUSIP No. 963025606	13D	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gregory J. Springer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
798,539 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
798,539 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
798,539 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.14% (1)(2)(3)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Includes (i) 5,889 shares of Series B Preferred and (ii) 11,327 shares of Series D Preferred held by Ventures. The shares of Series B Preferred are subject to (y) mandatory conversion based upon certain trading day volume-weighted average closing prices of the Shares and (z) optional conversion, at any time, at the discretion of the Series B Preferred holder, and each, if triggered, will result in each share of Series B Preferred converting into Shares at a conversion price equal to $40.00 per Share (3,681 Shares). The shares of Series D Preferred are subject to optional conversion, at any time, at the discretion of the holder of the Series D Preferred, whereby each share of Series D Preferred is converted into Shares at an initial conversion rate of $16.96 per Share (16,696 Shares). See the Amended and Restated Articles of Incorporation, Supplementary Articles, and Bylaws of the Issuer, each, as amended and restated from time to time, for applicable conversion mechanisms set forth in the foregoing.

(2) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. Smith, Malladi, Collins, Wodka, Gallivan and Ceurvorst are not members of Ventures, and, therefore, do not share the voting and dispositive power with regard to the Shares held by Ventures.

(3) Based on 9,793,494 Shares of the Issuer outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2022, plus 20,377 Shares that could result from exercising the optional conversion feature of the Series B Preferred and Series D Preferred held by Ventures.

CUSIP No. 963025606	13D	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		60,000 (1)

	8	SHARED VOTING POWER
0 (1)

	9	SOLE DISPOSITIVE POWER
60,000 (1)

	10	SHARED DISPOSITIVE POWER
0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.62% (1)(2)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. Smith, Malladi, Collins, Wodka, Gallivan and Ceurvorst are not members of Ventures, and, therefore, do not share the voting and dispositive power with regard to the Shares held by Ventures.

(2) Based on 9,793,494 Shares of the Issuer outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2022.

CUSIP No. 963025606	13D	Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Schafer Richardson, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
798,539 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
798,539 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
798,539 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.14%(1)(2)(3)

14	TYPE OF REPORTING PERSON* (see instructions)
CO

(1) Includes (i) 5,889 shares of Series B Preferred and (ii) 11,327 shares of Series D Preferred held by Ventures. The shares of Series B Preferred are subject to (y) mandatory conversion based upon certain trading day volume-weighted average closing prices of the Shares and (z) optional conversion, at any time, at the discretion of the Series B Preferred holder, and each, if triggered, will result in each share of Series B Preferred converting into Shares at a conversion price equal to $40.00 per Share (3,681 Shares). The shares of Series D Preferred are subject to optional conversion, at any time, at the discretion of the holder of the Series D Preferred, whereby each share of Series D Preferred is converted into Shares at an initial conversion rate of $16.96 per Share (16,696 Shares). See the Amended and Restated Articles of Incorporation, Supplementary Articles, and Bylaws of the Issuer, each, as amended and restated from time to time, for applicable conversion mechanisms set forth in the foregoing.

(2) Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. Smith, Malladi, Collins, Wodka, Gallivan and Ceurvorst are not members of Ventures, and, therefore, do not share the voting and dispositive power with regard to the Shares held by Ventures.

(3) Based on 9,793,494 Shares of the Issuer outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2022, plus 20,377 Shares that could result from exercising the optional conversion feature of the Series B Preferred and Series D Preferred held by Ventures.

CUSIP No. 963025606	13D	Page 10 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Srikanth Malladi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON* (see instructions)
IN

CUSIP No. 963025606	13D	Page 11 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gwendolyn A. Collins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON* (see instructions)
IN

CUSIP No. 963025606	13D	Page 12 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alexander J. Wodka

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON* (see instructions)
IN

CUSIP No. 963025606	13D	Page 13 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Karen P. Gallivan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON* (see instructions)
IN

CUSIP No. 963025606	13D	Page 14 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stephen P. Ceurvorst

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☒
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON* (see instructions)
IN

CUSIP No. 963025606	13D	Page 15 of 19 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the original Schedule 13D filed June 2, 2022, Amendment No. 1 to the Schedule 13D filed June 27, 2022 and Amendment No. 2 to the Schedule 13D filed July 7, 2022, each, as filed by the undersigned, as specifically set forth herein.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2529 Virginia Beach Blvd., Virginia Beach, Virginia 23452.

This Schedule 13D is being jointly filed by SR Equity Ventures, LLC, a Minnesota limited liability company (“Ventures”), Bradley Schafer (“Schafer”), Steven Norcutt (“Norcutt”), N. Christopher (Kit) Richardson (“Kit Richardson”), Evan Richardson (“E. Richardson”), Gregory J. Springer, (“Springer”), Schafer Richardson, Inc., a Minnesota corporation (“SR, Inc.”), David Smith (“Smith” and together with Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc., collectively, the “SR Group”), Srikanth Malladi (“Malladi”), Gwendolyn A. Collins (“Collins”), Alexander J. Wodka (“Wodka”), Karen P. Gallivan Gallivan”), and Stephen P. Ceurvorst (“Ceurvorst” and together with Schafer, Malladi, Collins, Wodka and Gallivan, collectively, the “Nominees”), and relates to an aggregate of 942,751 Shares of the Issuer. Additionally, Ventures may be deemed to beneficially own (A) 5,889 shares of Series B Preferred and (B) 11,327 shares of Series D Preferred as set forth above Ventures’ cover page to this Schedule 13D, but such shares are not included within the aggregate number of Shares held by the Reporting Persons set forth in the immediately preceding sentence. Each of the Series B Preferred and Series D Preferred is registered pursuant to Section 12 of the Exchange Act, but neither is entitled to voting rights except as required by law.

Item 2. Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is being jointly filed by Ventures, the SR Group, and the Nominees. Each person identified in this Item 2(a) is referred to as a “Reporting Person” and, collectively, the “Reporting Persons.”

(b) The address of the principal business office of each of Ventures and each member of the SR Group is 900 North Third Street, Minneapolis, MN 55401.

The principal business addresses of Malladi is 131 Lund Ave., Edison, NJ 08820.

The principal business address of Collins is 915 8th St., Baldwin City, KS 66006.

The principal business address of Ceurvorst is 14 Wall St. – 17th Floor, New York, NY 10005.

Wodka and Gallivan are retired and thus each has no principal business address.

(c) Ventures is a member-managed limited liability company formed under the laws of the State of Minnesota by Schafer, Norcutt, Kit Richardson, E. Richardson and Springer for investment-related purposes. Smith, Malladi, Collins, Wodka, Gallivan, and Ceurvorst are not members of Ventures. The principal occupation for each of the members of the SR Group is serving as an executive officer or director of SR Realty Trust, Inc., a real estate investment trust located in Minneapolis, Minnesota. The principal occupation of Malladi is serving as Managing Partner of Athena Consulting Partners. The principal occupation of Collins is self-employment as an independent non-executive fund and bank director, as well as a subject matter expert and advisor. The principal occupation of Ceurvorst is serving as the chief executive officer of LordCap Green and Lord Capital LLC. Wodka and Gallivan are retired.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ventures and SR, Inc. are organized under the laws of Minnesota. Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

As of the date of this Amendment No. 3, the total cost for purchasing the Shares reported as owned by the Reporting Persons, excluding brokerage commissions, is approximately $2,078,017 in the aggregate. The source of these funds was working capital or personal funds, as applicable, as set forth above.

CUSIP No. 963025606	13D	Page 16 of 19 Pages

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On December 30, 2022, Ventures delivered a letter to the Issuer (the “Nomination Letter”) nominating the Nominees, a slate of highly qualified director candidates, for election to the Issuer’s Board of Directors at the Issuer’s 2023 annual meeting of stockholders (the “Annual Meeting”). As evidenced by their biographies below, the Nominees have knowledge of operations, investments, corporate finance, mergers and acquisitions and corporate governance, and will add to the business expertise and leadership of the Board. Ventures also believes that the Nominees are strong stockholder-oriented individuals who are well qualified to serve as members of the Board and will help represent the best interests of the Issuer’s stockholders.

Bradley J. Schafer age 63, is a co-founder, and serves as Chief Executive Officer, of Schafer Richardson, Inc. Schafer Richardson is a 27-year-old vertically integrated, real estate investment and management company headquartered in Minneapolis, Minnesota. Schafer Richardson provides asset management, development, property management, leasing and construction services to a portfolio consisting of 3.9 million square foot portfolio of retail, office, and industrial properties and 2,300 rental apartment units. Mr. Schafer also serves as Chief Executive Officer and Chairman of the Board of SR Realty Trust. Mr. Schafer co-founded SR Realty Trust in 2014, which today has over 200 shareholders and owns 42 properties in five states. SR Realty Trust is a private, externally managed, diversified equity REIT based in Minneapolis. SR Realty Trust has a total portfolio of 4.1 million square feet, including 182,000 square feet of retail in the Minneapolis area as well as a 223,000 square foot single tenant, net leased retail property in suburban Milwaukee.

Prior to co-founding Schafer Richardson, Mr. Schafer was an investment real estate broker with Griffin Companies from 1985 to 1995. From 1981 to 1985, Mr. Schafer was a Series-3 licensed (lapsed) commodity broker with Merrill Lynch. Mr. Schafer is a licensed real estate broker in the State of Minnesota.

Srikanth Malladi (Sri) is the Founder and Managing Partner at Athena Consulting Partners (since 2019), advising Fortune 100-500 companies, private equity portfolio companies, and mid-market private firms on strategies to drive growth and profitability. Athena Consulting Partners supports clients across multiple industries, with M&A, investments, and strategic finance.

Prior to Athena, from 2014 - 2019, Sri led a multi-year, cross-functional digital and operational transformation initiative at the Federal Reserve Bank of New York (“FRBNY”), driving operational efficiencies and agile business models.

Prior to FRBNY, Sri worked on acquisitions and divestitures at Hertz Corp. (2012 - 2014) as part of the Strategy and Corporate Development team. Before Hertz, Sri worked in investment banking (2009-2012) on M&A, debt capital and equity capital transactions at the Bank of America Merrill Lynch and at Macquarie Capital.

Sri has advised multiple companies across technology, industrials, business services, financial services, and transportation. Sri also led global product and software teams at Microsoft Corporation (2002 - 2007), developing innovative patent-awarded work. Sri is a mentor at IT Works, a non-profit organization that helps lower-income students make a career in information technology. Sri serves on the University of Chicago Booth School of Business admissions alumni interview team.

Sri has an MBA from the University of Chicago Booth School of Business, a Master of Computer Science degree from the University of Cincinnati, and is a Bachelors of Engineering graduate of the Indian Institute of Technology, Chennai (India).

Gwendolyn A. Collins is an Independent Non-Executive Fund and Bank Director with over 30 years of experience in business, predominately in the financial services sector. As a former senior corporate executive, Collins has experience in domestic and international capital markets, financial management, financial and regulatory reporting, compliance, corporate governance, cybersecurity, and risk management. Collins has significant management and leadership experience in financial reporting, financial and portfolio valuation, management, audit, and reporting, corporate compliance and governance, credit and liquidity risk management, financial restructuring, secured and unsecured debt and equity products, cash management products, spin-offs, negotiation, product development, balance-sheet management, government regulation, including the Dodd-Frank Act, the Sarbanes-Oxley Act, and the regulation, accounting, and reporting of securities, investment companies, and banks.

Collins’ educational qualifications include a Juris Doctor from Fordham University School of Law, a Master of Business Administration from Case Western Reserve University, and a Bachelor of Business Administration from Washburn University. Collins also completed the Harvard Business School Advanced Management Program and is a Certified Investment Fund Director and a Certified Bank Director of the Institute of Bankers (iob). As part of her education, Collins studied in China, Korea, Hungary, Thailand, and Mexico and has spent time in numerous countries.

CUSIP No. 963025606	13D	Page 17 of 19 Pages

Collins’ employment experience includes time at BNYM as EVP, Global Head of Issuer Services Product Management and Strategy where she led product management across industry segments and geographies. Prior, Collins served as an Officer at the Board of Governors of the Federal Reserve System where she oversaw Federal Reserve supervisory policy development on liquidity risk, market risk, interest rate risk, operational risk, credit risk, asset management, derivatives, cybersecurity, and critical infrastructure. Collins also managed the Federal Reserve Bank of New York’s Statistics Division. In prior, Collins was the Chief Financial Officer of G Capital Management, LLC, a global macro firm based in New Jersey. Prior to G Capital, Collins was Deutsche Bank America’s Head of the Structured Trade Utility Division engaged in structured transactions across all product lines of Global Markets, including Commercial and Residential Real Estate. Collins was subsequently promoted to Global Chief Operating Officer of the Commercial Real Estate Division at Deutsche Bank during the financial crisis. Earlier in her career, Collins worked for Goldman Sachs & Company in its Accounting Policy Group and prior, as an analyst at Salomon Smith Barney. While pursuing her undergraduate degree, Collins was employed at Central National Bank as a loan officer and managed branch compliance and marketing.

During her career, Collins also completed a fellowship as a lobbyist for the American Bankers Association in Washington, D.C. advocating the financial services industry’s positions on accounting, securities, and regulatory capital matters before the United States Congress and a variety of national and international government agencies.

Collins serves on the board of one non-profit and is involved with various non-profit and member organizations.

Additionally, Collins is an Adjunct Instructor of Business, Baker University and a Visiting Professor at the United States Army War College.

Alexander J. Wodka is a CPA, SEC auditor and client advisor with a proven track record of leadership. Background and experience include three terms of Crowe LLP’s board ($1 billion organization) including key subcommittee chairperson’s roles on the Investment Committee (governance and oversight over Crowe’s investments and acquisitions) and Partnership Committee; Vice managing partner of the audit practice ($300 million in revenue); key regional leadership overseeing high growth emerging markets; managing partner of Diversified industries which comprise of emerging industries with significant potential for growth: SEC audit practice leader and audit partner for upmarket complex SEC clients. In addition to being on the Crowe board, his experiences included key leadership roles in Crowe’s audit practice.

As an auditor in his career, Alex was responsible for numerous domestic and international clients in various industries with client sizes up to several billion in revenue. Over the years, Alex has also taken numerous clients through initial public offerings and had been involved in numbers of secondary debt and equity offerings.

Karen P. Gallivan has spent over thirty years in various leadership roles across industrial manufacturing, agricultural biotechnology and healthcare industries. Her leadership roles have been in governance, legal, public affairs, human capital and executive compensation functions. She has traveled extensively throughout Europe and North America and in portions of Asia and South America to support business operations. She understands the role and workings of public company boards through her corporate secretary assignments and her service as trustee of a nationally accredited law school. Karen’s eighteen years at Graco Inc. and fifteen years at Novartis AG companies have instilled in her a rigorous attention to quality results, high performance and ethical practices. She “gets” people and loves to learn. Karen is a collaborative team player, sage counselor and strong developer of people.

Karen advised the Graco board and its committees (audit, governance and executive compensation) on governance trends, fiduciary duties, compliance, sustainability and NYSE/SEC developments. She was the point person for shareholder activist issues. She served as the company’s Chief Ethics Officer and investigated ethics and compliance reports. She has extensive M&A and risk management experience cutting across both her Graco and Novartis service. She oversaw the commencement of high profile litigation to preserve the company’s rights against unlawful copiers, unfair competitors and over-reaching legislative bodies. Karen has served as an industry spokesperson in support of the advancement of biotechnology in agriculture.

Karen’s human resources, organizational development, executive compensation, stock plan, defined contribution and benefit plan, and proxy drafting experience have spanned many years. She has acquired knowledge about these complex areas through her Board-led compensation committee work and her many other assignments on committees or teams related to benefits finance, benefits administration, compensation principles, and integration planning. While at Novartis, she led the human resources integration of three separate business units and heavily participated in pre- and post-merger planning teams and related work streams. While at Graco, she led a team in the development of company-wide core values and a global performance management system.

Karen served on The Graco Foundation as Vice President and Director for more than fifteen years. For several years while employed by Novartis, she also served on The Novartis Foundation. She has volunteered for several organizations focused on helping youth learn skills to become productive adults. She served for four years as trustee on the Mitchell Hamline College of Law board, where she made contributions to its strategic planning, audit and compliance committees as well as its merger task force. She has been involved in various legal associations, including Minnesota Women Lawyers. She has been a presenter on various business topics throughout her career and was involved with activities supporting the Minnesota Chamber of Commerce. The regional Girl Scouts organization recognized her as a “Woman of Distinction”.

Karen obtained her Bachelor of Arts degree from Carleton College and her Juris Doctorate degree from William Mitchell College of Law. She graduated with honors from both institutions. While at William Mitchell, she served on its law review in an executive editor position.

CUSIP No. 963025606	13D	Page 18 of 19 Pages

Stephen P. Ceurvorst has extensive domestic and international finance experience. Starting off in international banking, Mr. Ceurvorst managed correspondent bank relationships, syndicated trade finance, and participated in international debt restructurings. He was responsible for syndicated debt and CLO’s, and he created and led securitization groups. Eventually, Mr. Ceurvorst headed Loan Products and served on the senior committee for all debt. Importantly, he also served on a Loan Workout Committee.

For the last five years, Mr. Ceurvorst has served as the CEO of LordCap Green, a commercial real estate investor providing preferred equity to support energy, water and other efficiency measures in U.S. commercial real estate. Anchored by a funding partnership with MassMutual, LordCap Green has created bank-friendly version of CPACE that is currently available in 38 states and growing. Mr. Ceurvorst is also the CEO and founder of Lord Capital, which provides balance sheet management to global banks and corporations under both IFRS and US GAAP accounting frameworks. Since 2003, LordCap has invested in and taken consolidation responsibility for $88 billion of securitized receivables.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	The Reporting Persons beneficially own in the aggregate 942,751 Shares, which represents approximately 9.63% of the Issuer’s outstanding Shares. The aggregate number and percentage of outstanding Shares owned beneficially by each Reporting Person are set forth on the respective cover page of this Schedule 13D on which each such Reporting Person is named, all of which are incorporated into this response by reference. The Share number and percentage set forth in this Item 5(a) do not include (i) 5,889 shares of Series B Preferred or (ii) 11,327 shares of Series D Preferred held by Ventures, or the number of Shares into which each is, or may be, convertible. Further information regarding the shares of Series B Preferred and Series D Preferred is set forth on the cover pages to this Schedule 13D, all of which are incorporated into this response by reference.

(b)	Ventures is a member-managed limited liability company. Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. are the sole members of Ventures, and, as such, control the management and operations of Ventures. Therefore, Ventures may be deemed to share voting and dispositive power with regard to the Shares held by Ventures with each of Schafer, Norcutt, Kit Richardson, E. Richardson, Springer and SR, Inc. Smith, Malladi, Collins, Wodka, Gallivan and Ceurvorst are not members of Ventures, and, therefore, do not share the voting and dispositive power with regard to the Shares held by Ventures. The voting and dispositive power of each of Ventures, the members of the SR Group, Smith and the Nominees are set forth on the cover pages to this Schedule 13D, all of which are incorporated into this response by reference.

(c)	No transactions by any Reporting Persons in Shares of the Issuer have occurred during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any Reporting Person. The voting and dispositive power of each of Ventures, the members of the SR Group, Smith and the Nominees are set forth on the cover pages to this Schedule 13D, all of which are incorporated into this response by reference.

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description

99.1	Joint Filing Agreement.

CUSIP No. 963025606	13D	Page 19 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SR Equity Ventures, LLC

Dated: January 5, 2023	By:	/s/ Bradley J. Schafer
Name: Bradley J. Schafer
Its: President

	By:	/s/ Bradley J. Schafer
Name: Bradley J. Schafer

	By:	/s/ Steven G. Norcutt
Name: Steven G. Norcutt

	By:	/s/ N. Christopher Richardson
Name: N. Christopher Richardson

	By:	/s/ Evan C. Richardson
Name: Evan C. Richardson

	By:	/s/ Gregory J. Springer
Name: Gregory J. Springer

	By:	/s/ David Smith
Name: David Smith

	By:	/s/ Srikanth Malladi
Name: Srikanth Malladi

	By:	/s/ Gwendolyn A. Collins
Name: Gwendolyn A. Collins

	By:	/s/ Alexander J. Wodka
Name: Alexander J. Wodka

	By:	/s/ Karen P. Gallivan
Name: Karen P. Gallivan

	By:	/s/ Stephen P. Ceurvorst
Name: Stephen P. Ceurvorst

Schafer Richardson, Inc.

	By:	/s/ Bradley J. Schafer
Name: Bradley J. Schafer
Its: President